UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Electro Energy Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

285106100

(CUSIP Number)

Michael Krupp KIT Financial, Inc. 610 Anacapa Street Suite D-11 Santa Barbara, CA 93101 (805) 569-6200	Kenneth Krug, Esq. Ann Lawrence, Esq. Paul, Hastings, Janofsky & Walker LLP 515 South Flower Street, 25th Floor Los Angeles, CA 90071-2228 (213) 683-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285106100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KIT Financial, Inc. EIN: 562411416

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	|_|

(b)	|_|

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power 2,144,234 [1]

8.	Shared Voting Power 0

9.	Sole Dispositive Power 2,144,234

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,144,234

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

1 Includes 177,234 shares of Common Stock issuable upon the exercise of a warrant held by the Reporting Person within 60 days of this filing.

13.	Percent of Class Represented by Amount in Row (11) 7.1% [2]

14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

               The Reporting Person hereby amends and restates the following items and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 05, 2007 and Amendment Number 1 filed on Schedule 13D/A on February 8, 2008.

Item 1.	Security and Issuer

This Amendment 2 to Schedule 13D relates to the common stock, $0.001 par value per share ("Common Stock"), of Electro Energy Inc., a corporation incorporated in Florida (the "Company"). The address of the principal executive office of the Company is 30 Shelter Rock Road, Danbury, Connecticut 06810

Item 2.	Identity and Background

(a)	This Statement is filed by KIT Financial, Inc. (the "Reporting Person").

(b)	The state of incorporation is Delaware.

(c)	The principal business address is 756 South Grant Street, Denver, CO 80209.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Delaware.

Item 5.	Interest in Securities of the Issuer

                      (a)     Aggregate number of shares beneficially owned: 2,144,234. Percentage: 7.1%. The percentage used herein and in the rest of Item 5 are calculated based upon 29,982,312 shares of Common Stock issued and outstanding on May 1, 2008.

(b)	1.	Sole power to vote or direct vote: 2,144,234

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 2,144,234

2 Based on 29,982,312 shares of Common Stock outstanding on May 1, 2008.

4.	Shared power to dispose or direct the disposition: 0

                   (c)     During the sixty-day period preceding the filing of this Schedule 13D, the Reporting person sold the following shares of the Company's Common Stock:

2/19/08	498	$ .79	03/04/08	10,000	$ .65	4/22/08	2,100	$ .6401
2/19/08	900	$ .7601	03/07/08	1,600	$ .6301	4/22/08	2,279	$ .62
2/19/08	2,000	$ .76	03/07/08	4,800	$ .63	4/22/08	2,700	$ .72
2/19/08	2,100	$ .73	03/07/08	4,200	$ .6301	4/22/08	3,000	$ .68
2/19/08	3,100	$ .78	03/07/08	4,400	$ .63	4/22/08	6,200	$ .68
2/19/08	3,302	$ .7301	03/07/08	5,000	$ .64	4/22/08	4,500	$ .6413
2/19/08	4,000	$ .73	03/25/08	42,000	$ .49	4/22/08	4,500	$ .67
2/19/08	4,100	$ .76	04/02/08	500	$ .5101	4/22/08	4,800	$ .64
2/19/08	5,000	$ .75	04/02/08	2,000	$ .51	4/22/08	5,000	$ .74
2/19/08	5,000	$ .74	04/03/08	10,000	$ .55	4/22/08	5,400	$ .6417
2/19/08	5,000	$ .76	04/04/08	159	$ .58	4/22/08	5,500	$ .6801
2/19/08	19,000	$ .73	04/07/08	5,341	$ .52	4/22/08	6,000	$ .6203
2/20/08	31	$ .86	04/08/08	3,300	$ .5401	4/22/08	7,000	$ .66
2/20/08	100	$ .84	04/08/08	3,700	$ .54	4/22/08	11,000	$ .6402
2/20/08	400	$ .8301	04/10/08	4,000	$ .55	4/23/08	1,700	$ .6201
2/20/08	1,001	$ .83	04/10/08	5,000	$ .53	4/23/08	2,221	$ .62
2/20/08	1,200	$ .80	04/10/08	7,000	$ .5201	4/30/08	17,400	$ .60
2/20/08	1,926	$ .84	04/21/08	100	$ .6401	4/30/08	2,600	$ .601
2/20/08	2,074	$ .86	04/21/08	600	$ .64	5/1/08	2,500	$ .60
2/20/08	2,969	$ .85	04/21/08	2,100	$ .6601	5/1/08	10,500	$ .58
2/20/08	3,000	$ .76	04/21/08	2,400	$ .64	4/25/08	2,200	$ .65
2/20/08	3,000	$ .85	04/21/08	2,500	$ .66	4/25/08	11,000	$ .67
2/20/08	3,000	$ .81	04/21/08	2,500	$ .64	4/25/08	59,800	$ .641
2/20/08	3,600	$ .83	04/21/08	2,900	$ .66	4/28/08	2,000	$ .6001
2/20/08	3,800	$ .8001	04/21/08	5,000	$ .6601
2/20/08	4,000	$ .85	04/21/08	5,000	$ .64
2/20/08	9,000	$ .80	04/21/08	5,000	$ .63
2/20/08	18,900	$ .81	04/21/08	5,000	$ .64
2/20/08	9,999	$ .84	04/21/08	7,100	$ .6401
2/22/08	3,000	$ .78	04/21/08	8,800	$ .65

                   (d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

                   (e)     Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2008	KIT FINANCIAL, INC. /s/ Michael Krupp Name: Michael Krupp Title: President